Exhibit 99.1

CIBC Provides Further Disclosure on Aimia/TD Discussions

TORONTO, Aug. 26, 2013 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that discussions with Aimia and TD regarding a potential three-way agreement are continuing.

On August 12th, CIBC, TD and Aimia announced that the three parties were in discussions about a broad framework that would see CIBC sell approximately 50 per cent of the current Aerogold portfolio to TD with the accounts being divested consisting primarily of credit card only clients.  Consistent with its strategy to invest in and deepen client relationships, CIBC would retain the Aerogold credit card accounts held by clients with broader banking relationships.

The parties will make an announcement when an agreement has been reached or when the discussions have concluded without an agreement. There can be no assurances that an agreement will be reached. In the event an agreement is not reached, CIBC retains its rights to exercise its legal options under the provisions of its existing contract with Aimia.

CIBC's existing contract with Aimia expires on December 31st, 2013. In the meantime it is business as usual for CIBC clients who will continue to earn and redeem Aeroplan miles under the current contract terms.

About CIBC
CIBC is a leading North American financial institution with more than 11 million personal banking and business clients. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, and has offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

SOURCE: CIBC

%CIK: 0001045520

For further information:

Kevin Dove, Head of External Communications at 416-980-8835, kevin.dove@cibc.ca

CO: CIBC

CNW 12:32e 26-AUG-13